FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

GOING FOR GOLD

PEOPLE, PLACES, PROJECTS

SUITE 1800 – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2018, and the Company’s audited consolidated financial statements for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents, along with additional information on the Company including the Company’s Annual Information Form for the year ended December 31, 2017, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 26 of this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section on page 27 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of August 1, 2018 and all information contained in this MD&A is current as of August 1, 2018.

COMPANY OVERVIEW AND STRATEGY

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards production, and to become a mid-tier gold producer. As at the date of this MD&A, the Company has assembled a large resource base of approximately 7 million ounces of gold in the Measured and Indicated categories and approximately 5 million ounces of gold in the Inferred category in mining friendly jurisdictions in eastern Canada.

The following table highlights the Company’s projects that were accumulated since 2015:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
April 28, 2016	N/A – asset acquisition	Pitt Gold Project (“Pitt”)	Québec, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Joutel & Morris Gold Projects	Québec, Canada
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project (“Springpole”) Horseshoe Island Gold Project	Northern Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada

(1)	Previously a privately held company.
(2)	Previously a subsidiary of a publicly listed company.
(3)	Previously a publicly listed company.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

2018 HIGHLIGHTS

The following highlights the Company’s developments during the first half of 2018 (together with subsequent events up to August 1, 2018). For further information, please refer to the “News” section in the Company’s website at www.firstmininggold.com.

Option Agreement on the Las Margaritas Gold Project, Mexico

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), (TSX Venture Exchange: GNC) , granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango, Mexico.

Under the terms of the Option Agreement, Gainey can elect to make share or cash payments to the Company for aggregate consideration of between CAD $850,000 and CAD $950,000 over the four year option period. In addition, as per terms of the Option Agreement, Gainey will make the following:

•	Annual payments of USD $25,000 from September 2018 to September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property; and

•	Exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas.

Upon completion of the four year option period, Gainey will obtain 100% ownership interest of Las Margaritas and First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas.

The transaction and the issuance of Gainey’s common shares pursuant to the Option Agreement are subject to the acceptance by the TSX Venture Exchange.

New Strategy, Name Change, and Appointment of New President and CEO

On January 10, 2018, the Company announced a change in its name to “First Mining Gold Corp.”, and a change in the Company’s strategy to focus on advancing its existing mineral properties towards production. In connection with the new strategy, the Company appointed Mr. Jeff Swinoga as its new Chief Executive Officer (“CEO”). Dr. Chris Osterman, the Company’s former CEO, assumed the role of Chief Operating Officer (“COO”) and the shares of the Company continued trading on the Toronto Stock Exchange (the “TSX”) under the new corporate name on January 11, 2018, with the ticker symbol, “FF”, unchanged. In March 2018, Patrick Donnelly, the former President, departed the Company, and Mr. Swinoga was appointed as the President and CEO of the Company.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Springpole Gold Project

Environmental process

•

On March 7, 2018, the Company announced that a Project Description had been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (“CEAA”). The Project Description is a required government filing that initiated the federal Environmental Assessment (“EA”) process for Springpole. The EA process and eventual project approval is expected to take 18 to 24 months, after which permitting for “start of construction” can commence.

•

In parallel with the federal EA process, on April 23, 2018, the Company announced that it had entered into a Voluntary Agreement with the Ontario Ministry of Environment and Climate Change (“MOECC”) to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the Terms of Reference, which will describe the scope of the EA and how the Company intends to undertake all aspects of the EA, including consultation efforts with Indigenous communities and other stakeholders.

•

On June 26, 2018, the Company announced that the final Environmental Impact Statement (“EIS”) guidelines on Springpole were issued by CEAA. The final EIS guidelines were issued following the expiry of a public comment period on the draft EIS guidelines which had been made available to the public since April 27, 2018. The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of an EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole to collect the necessary biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, ground water and hydrology surveys.

Indigenous consultation process

•

On February 13, 2018, the Company announced that it signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”). The Company also intends to continue engaging with local stakeholders, including local Indigenous groups, and expects to sign a number of agreements with these groups in the near future.

Geotechnical coffer dam drilling

•

On April 19, 2018, the Company announced the completion of the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the cofferdam at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 metre long footprint of the cofferdam which are required to dewater the north bay of Springpole Lake.

Metallurgical study

•

On June 11, 2018, the Company commenced a metallurgical study to determine the optimal flow sheet for Springpole. The results from the study are expected to be incorporated into the preparation of a Pre-Feasibility Study for Springpole, expected to be completed in 2019. In addition, the metallurgical study aims to improve the expected future recovery for gold for the current whole-ore Carbon-in Pulp (“CIP”) flowsheet as well as optimize recovery for the flotation flowsheet being investigated.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Goldlund Gold Project

The Company’s Phase 1 drilling campaign on Goldlund located near the town of Sioux Lookout in northwestern Ontario, Canada concluded in June 2017 and comprised 100 holes for approximately 24,300 metres. The Company commenced its Phase 2 drilling campaign in late 2017 and completed that drilling campaign in March 2018. The Phase 2 drilling campaign comprised 42 holes for approximately 16,000 metres, of which 38 holes were new drill holes and the other 4 holes, originally drilled during the Phase 1 drilling campaign, were extended at depth during the Phase 2 drilling campaign. Eleven sets of assays results were announced between April 25, 2017 and May 15, 2018 for both the Phase 1 and 2 drilling campaigns. For further details regarding the assay results please see the Company’s news releases for the period from April 25, 2017 to May 15, 2018.

Highlights of the released drilling results are as follows:

Hole	Metres	Grade
Hole GL-17-136	72.0	6.26 grams per tonne (“g/t”) gold (“Au”)
Including	1.1	367.00 g/t Au
Hole GL-17-106	202.0	1.39 g/t gold (“Au”)
including	2.0	43.28 g/t Au
Hole GL-17-084	34.0	4.30 g/t Au
including	2.0	48.72 g/t Au
Hole GL-17-032	64.5	3.25 g/t Au
Including	0.5	335.76 g/t Au
Hole GL-17-059	70.5	2.50 g/t Au
Including	0.5	186.49 g/t Au
Hole GL-17-053	179.0	1.13 g/t Au
Including	2.0	12.07 g/t Au
Hole GL-17-014	6.0	30.69 g/t Au
Including	2.0	91.63 g/t Au

Following the Phase 1 and 2 drilling campaigns, the Company commenced a regional exploration drilling campaign at Goldlund in June 2018. The exploration drilling campaign will focus on showings at the Miller and Eaglelund targets, which are approximately 10 kilometres northeast of the current resource area, and are expected to include approximately 13 holes totaling 1,850 metres. The Company hopes to see mineralization at the regional exploration drilling area that is similar to the mineralization at the current resource area at Goldlund.

Hope Brook Gold Project

On July 9, 2018, the Company announced the commencement of permitting for the construction of a resource access road to connect Hope Brook to Highway 480 (also known as the Burgeo Highway). A project registration document was submitted to the environmental assessment division of the government of Newfoundland and Labrador in relation to the access road. The access road will be approximately 58 kilometres in length and is intended to support a more efficient mode of transportation by allowing vehicles to access Hope Brook for exploration and development activities.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Select Financial Information

	For the three months ended June 30,		For the six months ended June 30,
Financial Results:	2018	2017	2018	2017
Mineral Property Expenditures(1)	$1,692	$3,256	$4,736	$6,654
Net Loss	(1,298)	(1,999)	(5,050)	(8,652)
Net Loss Excluding Share-based Payments (non-cash)(2)	(1,213)	(1,915)	(2,437)	(3,274)
Basic and Diluted Net Loss Per Share (in Dollars)	$(0.00)	$(0.00)	$(0.01)	$(0.02)

	As at
Financial Position:	June 30,	December 31,
	2018	2017
Cash and Cash Equivalents	$9,585	$15,400
Working Capital(2)	12,463	19,401
Mineral Properties	245,199	239,871

Total Assets	263,586	265,736
Total Liabilities	$(573)	$(1,083)

(1)	This represents the cost directly related to exploration and evaluation expenditures that have been capitalized into mineral properties.
(2)	This is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

MINERAL PROPERTY PORTFOLIO LOCATIONS [COMBINED SURFACE AREA OF APPROXIMATELY 300,000 HECTARES]

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

•	Tier 1 projects are core, material assets which include the Company’s largest and most advanced NI 43-101 compliant mineral resource-stage projects.
•	Tier 2 projects are less advanced resource-stage assets which host NI 43-101 compliant mineral resources.
•	Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES(1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	16,500	1.45	-	770	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project	9,300,000	1.87	-	560,000	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	5,954,000	1.57	-	300,700	-
Duquesne Gold Project	1,859,000	3.33	-	199,000	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project	40,900,000	1.33	-	1,750,000	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	10,300,000	3.90	-	1,262,000	-
Duparquet Gold Project(3)	2,846,000	1.46	-	133,400	-
Duquesne Gold Project	1,563,000	5.58	-	281,000	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-
Total Measured Resources	3,376,500	2.74	-	297,770	-
Total Indicated Resources	163,883,000	1.28	5.70	6,740,700	24,190,000
Total Measured and Indicated Resources	167,259,500	1.31	5.70	7,038,470	24,190,000
Total Inferred Resources	75,456,000	1.89	3.10	4,556,400	1,120,000

(1)

The mineral resources and reserves set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description with the section “Mineral Property Portfolio Review” in this MD&A.

(2)	Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)	The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(4)	Open pit mineral resources are reported at a cut off grade of 0.4 g/t Au.
(5)	Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)	Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)

Comprises 3,628,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.10 g/t Au, and 6,522,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.80 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going gold exploration and development programs. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Canadian Mineral Properties

Tier 1 Projects

Springpole, Ontario

The Springpole property covers an area of 32,240 hectares in northwestern Ontario, consisting of 36 patented claims and 300 unpatented claims. The project is located approximately 110 kilometres northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road and nearby power lines within 40 kilometres. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold in the Measured and Indicated categories, Springpole is the largest undeveloped gold project in Ontario1.

A technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, prepared by SRK, was filed by the Company on SEDAR on October 30, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. This PEA contemplates an open pit mining operation and material processing at 36,000 tonnes per day at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. Highlights of the PEA are as follows:

Parameters	2017 Updated PEA
Mine life	12 years
Initial capital cost	US$586 million
Base case gold price	US$1,300 per oz
Base case silver price	US$20 per oz
Exchange rate (CAD/USD)	0.75
Average annual payable production	296,500 oz Au and 1,632,000 oz Ag
Economic Results	2017 Updated PEA
Pre-tax NPV at 5% discount rate	US$1,159 million
Pre-tax Internal rate of return	32.3%
Post-tax NPV at 5% discount rate	US$792 million
Post-tax Internal rate of return	26.2%
Non-discounted post-tax payback period	3.2 years
“All-in” cash costs	US$806 per oz of Au equivalent

1 Source: S&P Market Intelligence database as of June 29, 2018. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

The Company plans to focus on advancing the permitting and development, including the environmental assessment process, for Springpole throughout 2018. In April 2018, the Company completed geotechnical drilling to test the footing locations for the proposed coffer dams at Springpole. During the six months ended June 30, 2018, the Company submitted a Project Description for Springpole to CEAA and subsequently received the final EIS guidelines for the project. Currently, the Company is collecting environmental baseline data and other information to prepare the EIS for Springpole and is in discussions with the Ministry of Natural Resources district office in Red Lake for a permit to build an access road to Springpole. In addition, the Company is conducting a metallurgical study to determine the optimal flow sheet for Springpole to potentially increase the estimated gold recoveries.

Goldlund, Ontario

The Goldlund property covers an area of 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease and 1 license of occupation. Rocks at the property consist of a volcanic sequence about 1.5 kilometres wide. This north-easterly striking volcanic sequence is intruded by several granodiorite sills. These sills are the host rock of the gold mineralization. These strata-parallel intrusions are known to extend for over 40 kilometres along the strike of the property. A number of historic gold occurrences are present on the property. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project”, prepared by WSP, was filed on SEDAR on February 10, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Mining at Goldlund in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access to the property from Ontario Highway 72, which is 2 kilometres to the south, and regional power lines which are 15 kilometres to the north.

For the year 2018, the Company has budgeted approximately $1.6 million for exploration expenditures on the Goldlund property, which includes approximately 5,000 metres of in-fill drilling and 1,850 metres for regional exploration drilling along the property’s 50 kilometres strike length. The regional exploration drilling will focus on showings at the Miller and Eaglelund targets, which are approximately 10 kilometres northeast of the current resource area. The Company hopes to see mineralization at the regional exploration drilling area that is similar to the mineralization at the current resource area at Goldlund.

Hope Brook, Newfoundland

The Hope Brook property covers an area of 26,650 hectares in Newfoundland, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 kilometres of an 8 kilometres mineralized structure. Substantial infrastructure at the property includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

In September 2017, the Company completed approximately 850 metres of drilling to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 kilometres from the main resource area and 8 kilometres from Highway 480.

In 2018, the Company commenced permitting for the construction of a resource access road to support a more efficient mode of transportation by allowing vehicles to access the Hope Brook property for exploration and development activities. Of all the Tier 1 projects, management believes that the Hope Brook property represents the most near-term potential for production, and the Company plans to conduct an internal scoping study to assess the economics of the project which is expected to complete by late 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Cameron, Ontario

The Cameron property covers an area of 44,853 hectares in northern Ontario and consists of 24 patented claims, 226 unpatented claims, 4 mining leases and 7 licenses of occupation. The Cameron deposit is a greenstone-hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the north east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from a nearby highway and power lines within 20 kilometres.

The Company is currently conducting environmental studies, including fish community and habitat surveys as well as hydrology surveys, to support a potential environmental assessment or permitting in the future.

Pickle Crow, Ontario

The Pickle Crow property covers an area of 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is covered by the Treaty Nine First Nations Agreement. A technical report titled “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International Limited, was filed by the former owner, PC Gold on SEDAR on June 2, 2011, and is available under PC Gold’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow property includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 kilometres of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

In February 2017, the Company completed a 9-hole drilling program comprising approximately 1,300 metres. The objectives of this drill program were to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lower most vein zone of the No. 15 Vein structure.

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100% owned by the Company with the exception of Duparquet, in which the Company has a 10% indirect ownership interest.

Canada	Mexico	USA
Duquesne, Québec	Miranda, Sonora	Turquoise Canyon, Nevada
Pitt, Québec	Apache, Sonora
Duparquet, Québec	Socorro, Sonora
Joutel, Québec	San Ricardo, Sonora
Morris, Québec	Montana Negra, Sonora
Horseshoe Island, Ontario	Los Tamales, Sonora
Lac Virot, Newfoundland	Puertecitos, Sonora
Batacosa, Sonora
Las Margaritas, Durango
Geranio, Oaxaca
Lachatao, Oaxaca
El Roble, Oaxaca

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form or MD&A for the year ended December 31, 2017 which are both available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

The following financial data was prepared on a basis consistent with IFRS with the exception of “Net (loss) income excluding share-based payments (non-cash)” and “Working capital”(1):

	2018-Q2	2018-Q1	2017-Q4	2017-Q3
Net Loss	$(1,298)	$(3,752)	$(1,237)	$(1,296)
Net Loss Excluding Share-based Payments (non-cash)(1)	(1,213)	(1,224)	(1,217)	(1,197)
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.00)	(0.01)	(0.00)	(0.00)
Cash and Cash Equivalents	9,585	12,289	15,400	18,291
Working Capital(1)	12,463	16,016	19,401	23,411
Mineral Properties	245,199	243,895	239,871	237,413
Total Assets	$263,586	$266,704	$265,736	$267,208

	2017-Q2	2017-Q1	2016-Q4	2016-Q3
Net Loss	$(1,998)	$(6,653)	$(3,553)	$134
Net (Loss) Income Excluding Share-based Payments(non-cash) (1)	(1,914)	(1,359)	(3,304)	317
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.00)	(0.01)	(0.01)	0.00
Cash and Cash Equivalents	21,957	28,078	33,157	36,323
Working Capital(1)	28,463	33,584	39,602	43,053
Mineral Properties	233,861	229,513	223,462	226,591
Total Assets	$268,307	$270,169	$269,558	$272,780

(1)	These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)

The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods except 2016-Q3. In 2016-Q3, although the outstanding stock options and warrants had a dilutive effect on the net income, the basic and diluted income per share calculation still resulted in the same number.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs.

The net loss in 2018-Q2 was $2.5 million lower than the net loss in 2018-Q1. This decrease was primarily due to the timing of stock option grants as minimal stock options were granted in 2018-Q2, whereas in 2018-Q1, the Company granted a total of 9,575,000 stock options to its Directors, Officers, employees, and consultants. In 2018-Q2, the Company primarily used its cash to continue advancing environmental studies and permitting at its Tier 1 Canadian mineral properties, focusing on Springpole and Hope Brook.

The net loss in 2018-Q1 was $2.5 million higher than the net loss in 2017-Q4 mainly due to the $2.5 million non-cash share-based payments expense resulting from the 9,575,000 incentive stock options granted to Directors, Officers, employees, and consultants during that period. The Company primarily used its cash in operating and investing activities, which included the Phase 2 drilling campaign at Goldlund and permitting and development activities at Springpole.

Net loss in 2017-Q4 was comparable to the net loss in 2017-Q3. The decline in cash and cash equivalents from 2017-Q3 was primarily driven by cash used in operating and investing activities, which included the Phase 2 drilling campaign at Goldlund.

In 2017-Q3, net loss decreased by 35% from 2017-Q2 mainly due to fewer marketing activities undertaken by the Company in 2017-Q3. In addition, transfer agent and filing fees decreased as the one-time TSX initial listing fee in 2017-Q2 was a non-recurring expense. The Company primarily used its cash in operating and investing activities, which included the drilling campaign at Goldlund and technical consultation to update its PEA study report for Springpole.

The net loss in 2017-Q2 was $4.7 million lower than the net loss in 2017-Q1. This decrease was primarily due to the timing of stock option grants as no stock options were granted in 2017-Q2, whereas in 2017-Q1, the Company granted a total of 10,880,000 stock options to its Directors, Officers, employees, and consultants. The Company continued its drilling campaign at Goldlund and primarily used its cash in operating and investing activities. In Q2-2017, the Company repaid its loans payable and settled its liability for the Kesselrun debentures as at June 30, 2017.

The net loss in 2017-Q1 was $3.1 million higher than the net loss in 2016-Q4 mainly due to the $5.3 million non-cash share-based payments expense from the 10,880,000 stock options granted to Directors, Officers, employees, and consultants during that period, partially offset by lower loss from other items as there was no write-down of mineral properties and no marketable securities fair value loss in the statements of net loss in 2017-Q1, following the early adoption of IFRS 9 Financial Instruments (“IFRS 9”). The Company primarily used its cash in operating and investing activities, including drilling expenditures which were capitalized to mineral properties. Furthermore, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec during 2017-Q1. Therefore, cash and cash equivalents declined while mineral properties increased during 2017-Q1.

In 2016-Q4, the Company’s marketable securities declined in value resulting in a $1.2 million mark-to-market fair value loss recorded in net loss for the period, as this was prior to the Company’s adoption of IFRS 9. The Company’s $0.8 million gain on divestiture of subsidiaries and $1.0 million foreign exchange gain in 2016-Q3 did not recur in 2016-Q4. As a result, the Company recorded a net loss in 2016-Q4 compared to a net income in 2016-Q3. The Company primarily used its cash in operating and investing activities, including drilling expenditures which are capitalized to mineral properties. Therefore, cash and cash equivalents declined during 2016-Q4.

In 2016-Q3, the Company completed its divestiture transaction of three Mexican mineral properties, which resulted in a gain of $0.8 million and a realized foreign exchange gain of approximately $1.0 million on the currency translation adjustment reclassification. These gains were partially offset by the Company’s expenditures, resulting in a net income in 2016-Q3. The increase in cash and cash equivalents was primarily driven by the Company’s completion during 2016-Q3 of a $27.0 million non-brokered equity private placement.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

MINERAL PROPERTY BALANCES

As at June 30, 2018 and December 31, 2017, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance		2018	Currency	Balance
	December 31, 2017	Acquisition	expenditures	translation	June 30, 2018
				adjustments
Springpole	$70,398	$-	$1,816	$-	$72,214
Goldlund	93,807	-	1,904	-	95,711
Hope Brook	18,665	-	460	-	19,125
Cameron	26,676	-	240	-	26,916
Pickle Crow	16,496	-	93	-	16,589
Duquesne	5,053	-	16	-	5,069
Pitt	2,080	-	-	-	2,080
Others	2,515	-	18	-	2,533
Canada Total	$235,690	$-	$4,547	$-	$240,237
Mexico	3,483	-	551	195	4,229
USA	698	-	-	35	733
Total	$239,871	$-	$5,098	$230	$245,199

	Balance		2017	Currency	Balance
	December 31, 2016	Acquisition	expenditures	translation	December 31, 2017
				adjustments
Springpole	$68,121	$243	$2,034	$-	$70,398
Goldlund	85,103	1,196	7,508	-	93,807
Hope Brook	17,595	-	1,070	-	18,665
Cameron	26,017	-	659	-	26,676
Pickle Crow	15,821	180	495	-	16,496
Duquesne	5,023	-	30	-	5,053
Pitt	2,074	-	6	-	2,080
Others	-	2,500	15	-	2,515
Canada Total	$219,754	$4,119	$11,817	$-	$235,690
Mexico	3,004	-	692	(213)	3,483
USA	703	-	40	(45)	698
Total	$223,461	$4,119	$12,549	$(258)	$239,871

The Company’s $5.1 million expenditures on mineral properties in the first half of 2018 are primarily related to the following:

During the six months ended June 30, 2018, the Company drilled approximately 5,000 metres and completed its 16,000 metre Phase 2 drilling campaign at Goldlund. The Phase 1 and 2 drilling campaigns were intended to accomplish four primary objectives:

1.	Convert mineral resources currently in the inferred category into the indicated category;
2.	Test drill deeper exploration targets;
3.	Identify and add additional mineralization within areas that are adjacent to the current resource boundary; and
4.	Test drill additional exploration targets within other areas.

At Springpole, the Company completed a 250 metre coffer dam drilling program by drilling 11 holes where future coffer dam footings are planned. Preliminary drill results show low bedrock hydraulic conductivity which is an indication of low permeability. The drill results will be used to create advanced design plans for the coffer dams and to confirm their optimal locations.

The Company continues with its environmental, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing on Springpole and Hope Brook. At Springpole, the Company continues to collect environmental baseline data and other information required for the preparation of its EIS for the project. At Hope Brook, the Company has initiated an Environmental Assessment review of its proposed access road to the project by submitting a Project Registration document in June 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

RESULTS OF CONTINUING OPERATIONS

For the three and six months ended June 30, 2018 and 2017

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

EXPENDITURES
General and administration	$540	$776	$1,148	$1,406
Exploration and evaluation	143	159	322	352
Investor relations and marketing communications	532	992	885	1,486
Corporate development and due diligence	39	13	138	63
Share-based payments (non-cash)	85	84	2,613	5,378
Loss from operational activities	(1,339)	(2,024)	(5,106)	(8,685)

OTHER ITEMS
Foreign exchange loss	(9)	(40)	(7)	(72)
Other expenses	(2)	(74)	(47)	(137)
Interest and other income	52	139	110	242
Net loss	$(1,298)	$(1,999)	$(5,050)	$(8,652)

Other comprehensive income (loss)
Items that will not be reclassified to net loss:
Marketable securities fair value loss	(1,235)	(1,191)	(1,257)	(2,434)
Items that may be reclassified to net loss:
Currency translation adjustment	93	(106)	244	(130)
Other comprehensive income (loss)	(1,142)	(1,297)	(1,013)	(2,564)

Total comprehensive loss	$(2,440)	$(3,296)	$(6,063)	$(11,216)

Second Quarter 2018 Compared to Second Quarter 2017

For the three months ended June 30, 2018, total expenditures decreased by $0.7 million compared to the three months ended June 30, 2017. This decrease is explained by the following:

General and administration

General and administration expenses decreased by $0.2 million in the second quarter of 2018 compared to the same period of 2017. In the second quarter of 2017, there were onetime legal fees in relation to the settlement of debenture liability with Kesselrun Resources Ltd. as well as onetime filing fees as the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange. The absence of such expenses in 2018, partially offset by an increase in rental expenditures, resulted in an overall decrease in general and administration expense.

Investor relations and marketing communications

Investor relations and marketing communications expenses decreased by $0.5 million during the three months ended June 30, 2018 compared to the same period in 2017, primarily due to less marketing activities during the second quarter of 2018.

Other functional expenditures

The expense amounts in exploration and evaluation; corporate development and due diligence; and share-based payments (non-cash) were comparable between periods.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

For the six months ended June 30, 2018, total expenditures decreased by $3.6 million compared to the six months ended June 30, 2017. This decrease is explained by the following:

General and administration

General and administration expenses decreased by $0.3 million in the first half of 2018 compared to the same period of 2017. In the first half of 2017, there were onetime legal fees in relation to the settlement of debenture liability with Kesselrun Resources Ltd. as well as onetime filing fees as the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange. The absence of such expenses, partially offset by an increase in salaries as a result of increased headcount, resulted in an overall decrease in general and administration expense.

Investor relations and marketing communications

Investor relations and marketing communications expenses decreased by $0.6 million during the six months ended June 30, 2018 compared to the same period in 2017, primarily due to less marketing activities during the current year period.

Share-based payments (non-cash)

Share-based payments expenses decreased by $2.8 million during the six months ended June 30, 2018 compared to the same period in 2017, primarily due to a lower Black-Scholes fair value per option and to a lesser extent, a lower number of incentive stock options granted. In addition, the expenses related to certain incentive stock options directly attributable to exploration and evaluation expenditures on mineral properties were capitalized in the current year.

Other functional expenditures

The expense amounts in exploration and evaluation; and corporate development and due diligence were comparable between periods.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Six months ended June 30,
	2018	2017
CASH PROVIDED BY (USED IN)
Operating activities	$(1,944)	$(3,304)
Investing activities	(4,804)	(8,980)
Financing activities	920	1,123
Foreign exchange effect on cash	13	(40)
CHANGE IN CASH AND CASH EQUIVALENTS	(5,815)	(11,201)
Working capital(1)	12,463	28,463
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$9,585	$21,956

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.

Cash and Cash Equivalents

The decrease of $5.8 million in cash and cash equivalents from $15.4 million at December 31, 2017 to $9.6 million at June 30, 2018 was primarily due to cash used in investing activities comprising drilling, technical analysis, and environmental and permitting activities.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

Operating Activities

Cash used in operating activities decreased by $1.4 million in the first half of 2018 compared to the same period in 2017. This decrease was driven by a decrease in marketing activities as well as the absence of a few onetime general and administration expenditures incurred only in the first half of 2017 (see above variance explanation on general and administration expense for further details).

Investing Activities

For the six months ended June 30, 2018, the cash used in investing activities of $4.8 million was primarily a result of Canadian mineral property expenditures including the Phase 2 drilling campaign at Goldlund and environmental and permitting activities at Springpole. In the prior year period, the cash used in investing activities of $9.0 million was primarily related to the Phase 1 drilling campaign at Goldlund in addition to the purchase of marketable securities for strategic investment purposes.

Financing Activities

Although the proceeds from exercise of warrants and stock options were higher in the prior year period, the Company made cash payments to repay the debenture liability and loans payable in the same prior year period. Overall, cash provided by financing activities remained comparable between periods.

Trends in Liquidity, Working Capital, and Capital Resources

As at June 30, 2018, the Company had working capital of $12.5 million. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the six months ended June 30, 2018, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through issuances of new shares or debts. In addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing, the Company will remain reliant on the equity markets for raising capital until it can generate positive cash flow to finance its exploration and development programs.

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

Financial Liabilities and Commitments

The Company’s financial liabilities as at June 30, 2018 are summarized as follows:

	Contractual Cash	Less than 1	1 – 3	4 – 5	After 5
	Flows	year	years	years	years
Accounts payable and accrued liabilities	$573	$573	$-	$-	$-

There were no other material financial commitments as at June 30, 2018. Management is of the view that the above financial liabilities will be sufficiently funded by current working capital.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

OUTLOOK

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards production, and to become a mid-tier gold producer. As at June 30, 2018, the Company held a portfolio of 25 mineral properties located in Canada, Mexico and the United States.

The Company is actively conducting environmental studies at all Tier 1 Canadian mineral properties and is continuing Indigenous community consultations. In particular, the Company is actively collecting environmental baseline data in relation to fish community and habitat and has begun consultation efforts with local Indigenous communities within the Springpole area to support the ongoing federal and provincial EA processes and prepare an EIS for the project.

The Company is expected to prepare an internal scoping study for Hope Brook and a pre-feasibility study for Springpole to improve understanding of the economic assessment of these mineral properties.

Planned Milestones in 2018

Completed
In Progress
Springpole
Springpole - Signing of Negotiation Protocol Agreement with local First Nations
Springpole – Submission of Project Description to CEAA(1)
Springpole – Geotechnical Drilling in Preparation for Coffer Dam Design(2)
Springpole – Submission of Terms of Reference to MOECC for Environmental Approvals(3)
Springpole – Access Road Permitting(4)
Springpole – Metallurgical Testing(5)
Goldlund
Goldlund – 5,000 Metres In-fill Drill Program
Goldlund – 1,850 Metres Regional Exploration Drill Program
Hope Brook
Hope Brook – Access Road Permitting(4)
Hope Brook – Internal Scoping Study(6)
Q1 2018
Q2 2018
Q3 2018
Q4 2018

(1)

The Project Description was filed with CEAA to initiate the federal Environmental Assessment process for Springpole. Subsequently, CEAA issued the final EIS guidelines, and the Company can now proceed with the preparation of an EIS for the project.

(2)

The geotechnical drilling program tested the footing locations for the proposed coffer dams at Springpole. Information collected will be used to create advanced design plans for the coffer dams and to confirm their ideal locations.

(3)

The Company is going to submit a Terms of Reference to the Ontario Ministry of Environment and Climate Change (“MOECC”) for Springpole. The Terms of Reference provides a framework for the preparation of a provincial Environmental Assessment. It sets out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial Environmental Assessment.

(4)

The Company has commenced permitting for the construction of a resource access road to Springpole and Hope Brook to support a more efficient mode of transportation for exploration and development activities.

(5)	The Company is conducting further metallurgical studies and testwork to optimize the process flowsheet and potentially improve the metallurgical recoveries for Springpole.
(6)	The Company plans to conduct an internal scoping study to assess the economics of the Hope Brook project in the second half of 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held through interest bearing accounts at large Canadian financial institutions.

Marketable Securities

The Company holds shares in Silver One Resources Inc., which the Company received as a result of the Company’s sale of certain Mexican silver assets, and other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,110)	(147)	(1,257)
Balance as at June 30, 2018	$1,170	$1,850	$3,020

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

Mineral Property Investments

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at June 30, 2018, the fair value of mineral property investments was $4,417 (December 31, 2017 - $4,417). Management concluded that there was no material change in the fair value of the mineral property investments during the period.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which comprise of marketable securities and mineral property investments, in other mineral property exploration companies.

If the equity prices of the Company’s investments in equity instruments had been 10% higher or lower as at June 30, 2018, other comprehensive loss for the three and six months ended June 30, 2018 would have decreased or increased, respectively, by approximately $744, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”) and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2018, the Company was exposed to currency risk on the following financial instruments denominated in USD and MXN. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$258	$11	$269
Accounts payable and accrued liabilities	(13)	(15)	(28)
Net exposure	$245	$(4)	$241
Effect of +/- 10% change in currency	$24	$-	$24

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, prepaid expenditures and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2018 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Amount	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$573	$573	$573	$-	$-	$-

As at June 30, 2018, the Company had cash and cash equivalents of $9,585 (December 31, 2017 - $15,400). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances. The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by issuing new shares or debts. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no other significant transactions with related parties outside of the ordinary course of business during the period ended June 30, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2018, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

NON-IFRS MEASURES

The Company has included non-IFRS measures for “net (loss) income excluding share-based payments (non-cash)” and “working capital” in this MD&A to supplement its financial statements, which were prepared on a basis consistent with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company determines working capital and net (loss) income excluding share-based payments (non-cash) as follows:

Reconciliation as of the end of the period	2018-Q2	2018-Q1	2017-Q4	2017-Q3
Current assets	$13,036	$17,437	$20,484	$24,420
Less current liabilities	(573)	(1,421)	(1,083)	(1,009)
Working capital	$12,463	$16,016	$19,401	$23,411

Reconciliation as of the end of the period	2017-Q2	2017-Q1	2016-Q4	2016-Q3
Current assets	$29,064	$35,263	$40,826	$44,762
Less current liabilities	(601)	(1,679)	(1,224)	(1,709)
Working capital	$28,463	$33,584	$39,602	$43,053

Reconciliation for the three months ended	2018-Q2	2018-Q1	2017-Q4	2017-Q3
Net loss	$(1,298)	$(3,752)	$(1,237)	$(1,296)
Excluding share-based payments (non-cash)	85	2,528	20	99
Net loss excluding share-based payments (non-cash)	$(1,213)	$(1,224)	$(1,217)	$(1,197)

Reconciliation for the three months ended	2017-Q2	2017-Q1	2016-Q4	2016-Q3
Net (loss) income	$(1,998)	$(6,653)	$(3,553)	$134
Excluding share-based payments (non-cash)	84	5,294	249	183
Net (loss) income excluding share-based payments (non-cash)	$(1,914)	$(1,359)	$(3,304)	$317

CHANGES IN ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2017, except as described below.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Company has adopted IFRIC 22, Foreign Currency Transactions and Advance Consideration, with a date of initial application of January 1, 2018. This standard clarifies which date should be used for translation when an advance payment or receipt is made in a foreign currency. This standard clarifies that the date of the transaction for determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary assets or non-monetary liability arising from the payment or receipt of advance consideration. The adoption of IFRIC 22 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2019 or later:

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

IFRS 16 Leases

IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed. Management expects an increase in depreciation expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. Currently, these impacts are not expected to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2018, which could result in a material adjustment to the carrying amounts of assets and liabilities:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim an exploration site or mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded in future periods.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” for the year ended December 31, 2017 and the Company’s MD&A under the heading “Risks and Uncertainties” for the year ended December 31, 2017, which are available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to our Form 40-F.

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, Chief Operating Officer of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at August 1, 2018.

The following table sets out all outstanding securities of the Company as of August 1, 2018.

		Weighted	Weighted
		Average	Average
	Number	Exercise Price	Remaining Life	Expiry Date
		(in Dollars)	(years)
Common shares – issued	557,942,916
Stock options(1)	37,664,000	$0.68	2.99	September 17, 2018 – July 20, 2023
Warrants(2)	20,216,855	$0.99	1.37	April 2, 2019 – June 16, 2021
Common shares - fully diluted	618, 823,771

(1)	Each stock option is exercisable for one common share of the Company.
(2)	Each warrant is exercisable for one common share of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as at June 30, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the six months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2018. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the Company’s intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future work on the Company’s non-material properties; the Company’s mineral reserve and mineral resource estimates; statements regarding the expected timing for regulatory approval and permitting; statements regarding the Company’s engagement with local stakeholders; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2018

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.